Exhibit 99.1

BABCOCK & BROWN AIR CONFIRMS FINANCING POSITION

Dublin, Ireland, June 13, 2008 – Babcock & Brown Air Limited (NYSE: FLY) (“B&B Air”), a global lessor of commercial jet aircraft, confirmed today that the potential review event announced by Babcock & Brown Limited (ASX: BNB) under its corporate debt facility would have no impact on B&B Air’s financing facility or any of its debt.

B&B Air has no loans with or shareholdings in Babcock & Brown or any other Babcock & Brown funds.

“We would like to reassure investors that it is business as usual at B&B Air,” said Colm Barrington, CEO of Babcock & Brown Air. “B&B Air has $584 million of capacity under its acquisition facility that is available to us.”

“We remain committed to our quarterly dividend policy of $0.50 per share,” added Barrington. “In addition, our fleet of modern and fuel-efficient aircraft remains in high-demand and we strongly believe the company will continue to benefit in an environment of higher fuel prices.”

About Babcock & Brown Air Limited

Babcock & Brown Air acquires and leases modern, high-demand commercial jet aircraft under multi-year operating lease contracts to a diverse group of airlines throughout the world. B&B Air is managed and serviced by Babcock & Brown Aircraft Management (BBAM), the world’s fifth largest aircraft lessor. The Company was formed by Babcock & Brown Limited (ASX: BNB), a global investment and asset management group with more than 25 years of experience in aircraft leasing and financing. For more information, visit www.babcockbrownair.com.

Caution Concerning Forward-Looking Statements

This press release includes certain “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to plans, objectives, expectations and intentions and other statements contained in this release that are not historical facts, as well as statements identified by words such as “expects,” “anticipates,” “intends,” plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. These statements are based on current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond B&B Air’s control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

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Contact:

Matt Dallas

Babcock & Brown

+1 212-796-3918

matt.dallas@babcockbrown.com